FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-236975
July 8, 2020

Algonquin Power and Utilities Corp.

Treasury Offering of Common Shares

Term Sheet	July 8, 2020

A final base shelf prospectus dated April 3, 2020 containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus, and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Investing in the Shares (as defined herein) involves risk. See “Risk Factors” in the final base shelf prospectus and in the prospectus supplement.

Algonquin Power and Utilities Corp. has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement relating to this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Issuer:	Algonquin Power and Utilities Corp. (the “Corporation”).

Issue:	32,170,000 common shares (the “Shares”).

Issue Amount:	C$550,107,000 (the “Offering”).

Issue Price:	C$17.10 per Share.

Over-Allotment Option:
The underwriters shall have the option, exercisable in whole or in part from time to time for a period of 30 days from the closing date of the Offering (“Closing”), to purchase up to an additional 15% of the number of Shares issued under the Offering, being 4,825,500 Shares, at the offering price and on the same terms and conditions as the offering to cover over-allotments, if any, and for market stabilization purposes.

Use of Proceeds:
The Corporation intends to use the net proceeds of the Offering [and the Concurrent Offering (as defined below)] to partially finance the Corporation’s previously announced renewable development growth projects and for general corporate purposes.

Dividends:
The first dividends which purchasers of the Shares in the Offering would be entitled to receive, if they continue to own the Shares, are the dividends expected to be payable on or about October 15, 2020 to holders of record on or about September 30, 2020 if declared by the board of directors of the Corporation in their discretion.

The Corporation most recently declared a quarterly dividend of US$0.1551 per Share to holders of record on June 30, 2020 and payable on July 15, 2020. Purchasers will not be entitled to receive such dividend in respect of the Common Shares purchased in the Offering.

Issue Type and Jurisdictions:
Bought deal by way of a prospectus supplement to the Corporation’s short form base shelf prospectus dated April 3, 2020 (the “Base Shelf Prospectus”) to be filed in all provinces of Canada and in the United States pursuant to the multi-jurisdictional disclosure system.

Algonquin Power and Utilities Corp.

Treasury Offering of Common Shares

Term Sheet	July 8, 2020

Conditions:	Subject to standard bought deal terms and conditions for transactions of this type.

Concurrent Offering:
Concurrently with the announcement of the Offering, the Corporation has entered into an agreement with an institutional investor providing for the issue and sale by the Corporation to the institutional investor of 20,470,000 Shares at a price of $17.10 per Share, for total gross proceeds of C$350 million (the “Concurrent Offering”). The purchasers in the Concurrent Offering will receive a commitment fee from the Corporation equal to approximately 2% of the gross proceeds of the Concurrent Offering. The Concurrent Offering will be completed pursuant to a separate prospectus supplement to the Base Shelf Prospectus and, while subject to certain terms and conditions, is not conditional upon the completion of the Offering. Completion of the Offering is not conditional on the completion of the Concurrent Offering.

Listing:	The Shares are listed on the TSX and the NYSE under the symbol “AQN”.

Eligibility:	Subject to customary qualifications, the Shares will be qualified investments for RRSPs, RRIFs, RESPs, RDSPs, deferred profit sharing plans and TFSAs.

Bookrunners:	Scotia Capital Inc. and CIBC Capital Markets

Commission:	4.00%, payable upon Closing.

Closing:	On or about July 17, 2020.